December 16, 2004

Mail Stop 04-09

VIA U.S. MAIL AND FAX (202) 715-7956

Mr. Carl D. Mautz
Chief Financial Officer
Watson Wyatt & Company Holdings
1717 H Street NW
Washington, DC 20006

RE:	Watson Wyatt & Company Holdings
	File No.  1-16159
      Form 10-K for the year ended June 30, 2004
      Form 10-Q for the quarterly period ended September 30, 2004

Dear Mr. Mautz:

      We have reviewed your response letter dated December 13,
2004
and have the following additional comment.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Notes to Consolidated Financial Statements

Note 16 - Discontinued Operations
1. Related to prior comment 6, expand your disclosure in future filings to include the information contained in your response.
Please confirm to us that you will expand your disclosure.



      Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact
William Demarest at (202) 824-5539 or me at (202) 942-1960.



Sincerely,



Linda van Doorn
Senior Assistant Chief Accountant


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Watson Wyatt & Company Holdings
November 30, 2004
Page 1